September 20, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-7010

Attention: Bob Burnett

Dear Mr. Burnett,

Re:     Medusa Style Corporation - File No. 000-50480
           SEC Comment Letter dated February 7, 2006

On February 10, 2006, we filed via the EDGAR system an amended Form 10-KSB for the fiscal year ended August 31, 2005. This amendment was filed in response to a "Comment Letter" from the United States Securities and Exchange Commission dated February 7, 2006.

In addition to the filing of the amended Form 10-KSB, a letter of response from the Company was faxed to the Securities and Exchange Commission on February 7, 2006.

A copy of this response letter is herein attached for public record.

Yours truly,

JANIS DOUVILLE
Janis Douville
Principal Financial Officer

Suite 210-580 Hornby Street, Vancouver, B.C. V6C 3B6     Ph: 604-687-6991     Facsimile: 604-684-0342

February 7, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-7010

VIA FACSIMILE: (202) 772-9203

Attention: Scott Ruggiero

Dear Mr. Ruggiero,

Re:     Medusa Style Corporation - File No. 000-50480
           Form 10-KSB for Fiscal Year Ended August 31, 2005

With reference to your facsimile of February 7, 2006 we will be amending our filing and will file the amended Form 10-KSB for fiscal year ended August 31, 2005 via the Edgar filing system. As requested, we are providing you with marked copies of the amendment to expedite your review.

1.       Section 302 Certification

Please revise so that your certifications read exactly as set forth in Item 601(b)(31) of Regulation S-B. Specifically, please certify that you have evaluated the effectiveness of your disclosure controls and procedures. Refer to Item 601 (b)(31)(4)(c) of Regulation S-B.

In error, we removed paragraph (4)(c) from the Section 302 Certification when we amended paragraph (4)(b) in compliance with SEC transition Rules contained in SEC Release No. 33-8238. Section 302 Certification in the Form 10-KSB for the fiscal year ending August 31, 2005 now contains paragraph (4)(c) as provided in Item 601 (b)(31) of Regulation S-B.

Suite 210-580 Hornby Street, Vancouver, B.C. V6C 3B6     Ph: 604-687-6991     Facsimile: 604-684-0342

In furtherance, the Company would like to acknowledge that:

-     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
      and

-     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have adequately addressed all of the comments as raised.

Yours truly,

MEDUSA STYLE CORPORATION

JANIS DOUVILLE
Janis Douville
Principal Executive Officer

Suite 210-580 Hornby Street, Vancouver, B.C. V6C 3B6     Ph: 604-687-6991     Facsimile: 604-684-0342